Amesite, Inc.

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

May 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	Amesite Inc.
Registration Statement on Form S-1
Filed May 12, 2026
File No. 333-295814

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amesite Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Thursday, May 28, 2026, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AMESITE, INC.

By:	/s/ Ann Marie Sastry
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer